U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number  333-141327

(Check One):  ☒    Form 10-K and Form 10-KSB    ☐  Form 20-F     ☐  Form 11-K    ☐   Form 10-Q and Form 10-QSB    ☐  Form N-SAR

For Period Ended: June 30, 2008

[ ]   Transition Report on Form 10-K

[  ]   Transition Report on Form 11-K

[  ]   Transition Report on Form 10-Q

[  ]   Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant       China Dasheng Biotechnology Company

Former Name if Applicable _______________________________

c/o American Union Securities Company 100 Wall Street – 15th Floor, New York, NY 10005
                                                                                                                                                                Address of Principal Executive Office (Street and Number)
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[ x ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ x ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

The Company is unable to file its Annual Report on Form 10-K for the period ended June 30, 2008 within the prescribed time period due to its difficulty in completing and obtaining required financial and other information without unreasonable effort and expense.

Part IV - Other Information

(1)  Name and telephone number of person to contact in regard to this notification:    Peter D Zhou  212-232-0058

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).     Yes [   ]  No [ x ]

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                                                                                                                                                                          Yes [   ]  No [ x ]

China Dasheng Biotechnology Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  September 29, 2008
By: /s/ JiJun Qi
Name:  JiJun Qi
Title:    Chief Executive Officer and President